UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013.

Commission File Number: 001-31221

Total number of pages: 4

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: June 19, 2013	By:	/s/ MUTSUO YAMAMOTO
Mutsuo Yamamoto Head of Investor Relations

Information furnished in this form:

1.	Voting Results of the 22nd Ordinary General Meeting of Shareholders

Tokyo Stock Exchange: 9437

London Stock Exchange: NDCM

New York Stock Exchange: DCM

June 19, 2013

NTT DOCOMO, INC.

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo

Kaoru Kato

President and CEO

VOTING RESULTS OF

THE 22nd ORDINARY GENERAL MEETING OF SHAREHOLDERS

All of the resolutions were approved at the 22nd Ordinary General Meeting of Shareholders held on June 18, 2013.

Matters reported

(1)	Date for the Ordinary General Meeting of Shareholders:

June 18, 2013

(2)	Matters resolved:

Item 1:	Appropriation of Retained Earnings

	(1)	Proposed Appropriation of Dividend Assets to Shareholders and Total Amount of Dividend Payment ¥3,000 per share of common stock of the Company Total Amount of Dividend Payment: ¥124,402,803,000

	(2)	Effective Date of the Appropriation of Dividends from Retained Earnings June 19, 2013

Item 2:	Partial Amendment of Articles of Incorporation

	(1)	Contents of the Amendments

			It was decided to amend terms of Article 1 (Trade name) to align the Japanese trade name of the Company with the commonly accepted company name of “Kabushiki Kaisha NTT Dokomo”.

		‚	It was decided to amend terms of Article 2 (Purpose of business) in order to prepare for business deployment in the future.

		ƒ	It was decided to newly establish Article 8 (Rights for holdings smaller than one share-trading unit) and Article 9 (Additional purchase of shares constituting less than one share-trading unit) in light of the planned implementation of a stock split and adoption of a unit share system.

		„	It was decided to make necessary numbering adjustments to the subsequent Articles in relation to the addition of new Articles.

	(2)	Effective Date of the Amendments to the Articles of Incorporation

			Amendment to Article 1, creation of Articles 8 and 9, numbering adjustments: October 1, 2013

		‚	Amendment to Article 2: June 18, 2013

Item 3:	Election of 3 Directors

KiyoshiTokuhiro, Teruyasu Murakami and Takashi Nakamura were elected and appointed as Directors.

Item 4:	Electionof 2 Audit & Supervisory Board Members

Kenji Ota and Naoto Shiotsuka were elected and appointed as Audit & Supervisory Board Members.

(3)	The number of votes for, votes against or abstentions on each proposal, requirements for approval and voting results:

Matters resolved	Number of votes for proposal	Number of votes against proposal	Number of abstentions	Requirements for approval	Voting results and ratio of voting for proposal (%)

Item 1	36,411,991	17,384	10,913	*1	Approved 99.39

Item 2	36,070,027	359,191	10,956	*2	Approved 98.45

Item 3 Kiyoshi Tokuhiro Teruyasu Murakami Takashi Nakamura	35,892,179 35,544,252 33,290,270	509,157 884,792 3,128,476	38,420 10,712 21,010	*3	Approved 97.97 Approved 97.02 Approved 90.87
Item 4
Kenji Ota Naoto Shiotsuka	36,041,881 30,641,473	376,948 5,771,811	21,005 26,550	*3	Approved 98.38 Approved 83.64

*1	Resolution shall be approved at the shareholder meeting by a vote of half or more of the voting rights represented thereat.
*2	Resolution shall be approved at the shareholder meeting with a quorum of one-third (1/3) of the voting rights of all shareholders with exercisable voting rights and by a vote of two-third (2/3) of the voting rights represented thereat.
*3	Resolution shall be approved at the shareholder meeting with a quorum of one-third (1/3) of the voting rights of all shareholders with exercisable voting rights and by a vote of half or more of the voting rights represented thereat.

(4)	Notes regarding the calculation of the number of votes exercised by certain shareholders at the meeting:

All agenda items respectively met the requirements for approval by the sum of the votes exercised up to the day prior to the Meeting, plus the number of votes exercised by certain shareholders present at the meeting, who could be confirmed with votes for, against or abstaining on each proposal. Consequently, we did not calculate the number of votes for, against or abstaining with respect to shareholders present at the meeting, with the exception of those by aforementioned certain shareholders.